SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4

                                (Amendment No. 2)

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                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

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                              THOR INDUSTRIES, INC.
                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                   885160 10 1
                      (CUSIP Number of Class of Securities)

                            ------------------------

                               Wade F. B. Thompson
                 President, Chairman and Chief Executive Officer
                              419 WEST PIKE STREET
                           JACKSON CENTER, OHIO 45334
                                 (513) 596-6849

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                                Alan Siegel, Esq.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                                 399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 872-1000


                                OCTOBER 17, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                Amount of Filing Fee
     $13,000,000                                              $2,600*

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: N/A               Filing Party:  N/A

Form or Registration No.:  N/A            Date Filed:    N/A

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*  Previously paid.


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(1)  Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This amount assumes the acquisition by Thor Industries, Inc. of 500,000 shares of its common stock at the maximum tender offer price of $26 per share.

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     This Amendment No. 2 to Schedule 13E-4 amends and supplements the Schedule
13E-4 dated October 17, 1996 and Amendment No. 1 thereto dated November 15, 1996 (collectively, the "Initial Schedule") relating to the offer by the Company to purchase up to 500,000 shares of its Common Stock, par value $0.10 per share at prices not greater than $26 nor less than $24 per Share, net to the seller in cash upon the terms and subject to the conditions of the Offer to Purchase dated October 17, 1996 (filed as Exhibit (a)(1) to the Initial Schedule), as amended and supplemented by a Supplement dated November 14, 1996 (filed as Exhibit
(a)(11) to the Initial Schedule).

ITEM 8. ADDITIONAL INFORMATION

     Item 8(e) is hereby supplemented and amended as follows:

     On November 22, 1996, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Thursday, November 21, 1996 and pursuant to which the Company accepted for payment 503,319 Shares at a price of $24 3/4 per Share. The press release announcing the final results of the Offer is attached hereto as Exhibit (A)(13) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                       DESCRIPTION

    (a) (1)        Offer to Purchase dated October 17, 1996.*
    (a) (2)        Letter of Transmittal.*
    (a) (3)        Notice of Guaranteed Delivery.*
    (a) (4)        Form of letter to brokers, dealers,
                   commercial banks, trust companies and other nominees dated October 17, 1996.*
    (a) (5)        Form of letter to clients who are common
                   stockholders for use by brokers, dealers, commercial banks, trust companies and other nominees dated October 17, 1996.*
    (a) (6)        Form of letter to stockholders from the
                   Chairman and Chief Executive Officer of the
                   Company dated October 17, 1996.*
    (a) (8)        Form of Summary Advertisement dated October
                   17, 1996.*
    (a) (9)        Form of Guidelines for Certification of
                   Taxpayer Identification Number on Substitute
                   Form W-9.*
    (a)(10)        Form of Press Release dated October 17,
                   1996.*
    (a)(11)        Supplement to the Offer to Purchase dated
                   November 14, 1996.*


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    (a)(12)        Form of Press Release dated November 15,
                   1996.*
    (a)(13)        Form of Press Release dated November 22,
                   1996.
    (b) (1) Amended and Restated Revolving Credit Agreement by and among Thor Industries, Inc. (including certain of its subsidiaries as guarantors), Bank One, Sidney, NA and Harris Trust and Savings Bank, as banks, and Bank One, Sidney, NA, as agent, dated as of December 4, 1992 (the "Credit Agreement").*
    (b) (2)        First Amendment to the Credit Agreement dated
                   January 1992.*
    (b) (3) Second Amendment to the Credit Agreement dated November 23, 1993.*
    (b) (4)        Third Amendment to the Credit Agreement dated
                   November 24, 1994.*
    (b) (5) Assignment and Acceptance dated August 25, 1995 between Bank One, Sidney, NA and Bank One, Columbus, NA and agreed to and accepted by Thor Industries, Inc. and Harris Trust and Savings Bank.*
    (b) (6) Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Harris Trust and Savings Bank dated August 31, 1995.*
    (b) (7) Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Bank One, Columbus, NA dated August 31, 1995.*
    (b) (8) Fourth Amendment to the Credit Agreement dated August 31, 1995.*
    (b) (9)        Fifth Amendment to the Credit Agreement dated
                   November 30, 1995.*
    (b) (10)       Sixth Amendment to the Credit Agreement dated
                   October 17, 1996.*
    (c)            Not applicable.
    (d)            Not applicable.
    (e)            Not applicable.
    (f)            Not applicable.

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*Previously filed.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 22, 1996



                                       THOR INDUSTRIES, INC.



                                       By: /s/ Wade F. B. Thompson
                                          ---------------------------------
                                          Name:  Wade F. B. Thompson
                                          Title: President, Chairman and
                                                 Chief Executive Officer


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                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION


(a)(13)           Form of Press Release dated
                  November 22, 1996.